

September 9, 2010

Peter Klamka
Chief Executive Officer
WTTJ Corp.
17033 S. Dixie Highway
Miami, FL 33157

> **Re: WTTJ Corp.**
> **Registration Statement on Form 10**
> **Filed August 13, 2010**
> **Amendment Nos. 1, 2 and 3 to Registration Statement on Form 10**
> **Filed August 13, 16, and 17, 2010**
> **File No. 000-54082**

Dear Mr. Klamka:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Pursuant to Section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law on October 12, 2010, at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement prior to October 12, 2010 to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

2. We note the statement in Note 1 to the financial statements that your primary business activity is "to acquire or commence a commercially viable operation." Please tell us whether you are a blank check company as defined by Rule 419 of Regulation C. If you

are a blank check company, please revise your registration statement to include appropriate disclosure to this effect, including appropriate risk factor disclosure.

Item 1. Business

General

3. Please revise your business discussion to identify more specifically what your "products" and "services" are. We note that you refer, among other things, to product and service excellence and to product sales, though it is not clear what specific products and services you propose to offer. In addition, because you state that you expect to generate revenues from advertisements, your reference to product sales is unclear.

4. We note that you have included market and industry data and forecasts that you have developed from third-party information, specifically in your business description section beginning, under the sub-header, Gambling in Macau. With respect to every third-party statement in your registration statement, please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your filing.

Competition

5. We note that you have identified such companies as America Online, MSN, Yahoo! Google, Expedia and Priceline as being among your competitors. Considering that you have not begun operations, have no revenues, no apparent products and no clients, it would appear unlikely that you will initially be competing with these companies. Please discuss in greater detail in what ways you compete with these companies whose revenues, market share and sales and marketing capabilities, among other things, far outpace your own. Alternatively, you may delete the references to these companies and identify instead companies with which you expect to compete more directly.

Item 1.A Risk Factors

General

6. Please delete the last sentence of the introductory paragraph stating that the trading price of your common stock could decline, since there is currently no trading market for your common stock.

7. Please review each risk factor caption to ensure that it clearly conveys a separate, distinct risk to investors regarding your company or industry. For example, the subheading "We

are a relatively young company with no operating history" does not convey a specific material risk to investors. Revise to ensure that each risk to investors is clearly and concisely stated in a separately captioned paragraph.

8.   Please provide a separate risk factor discussing the auditor's going concern opinion and the notation in the financial statements stating that there is substantial doubt about your ability to continue as a going concern. This risk factor should be prominently positioned at the beginning of the risk factors section.

"If capital is not available to us to expand our business operations, we will not be able to pursue our business plan."

9.   You state that you will require substantial additional capital to complete your website and market it to consumers and potential advertising partners. In this regard, we note from your disclosure elsewhere in the filing that you will need a minimum of $200,000 to satisfy your cash requirements for the next twelve months. We further note your statements indicating that you will not be able to operate if you do not obtain equity financing through subsequent private offerings, or contributions from your principal. Please revise your risk factor to specifically disclose the minimum additional capital necessary to fund your planned operations for the next 12 months.

"We may not be able to access third party technology upon which we depend."

10.   We note that you use and will continue to require technology and software products from third parties and that your business will suffer if you are unable to access this technology. Please tell us whether you have entered into any contracts on which you substantially depend to carry out your business. If so, please include a description of the material terms of any such material contracts in your business section and file the agreements as exhibits to your amended registration statement. Refer to Items 101(h)(4)(v) and 601(b)(10) of Regulation S-K.

Item 2. Financial Information

Plan of Operations

11.   You state that over the next 12 months you anticipate spending $200,000 on developing your website and building a management team. However, it is unclear how you determined that this is the minimum amount you will require to satisfy your cash requirements during the 12-month period. Please expand your discussion to provide greater detail regarding the nature of your anticipated expenses for the next 12 months on which your proposed spending is based and disclose the projected time to completion for each enumerated milestone of your business plan. Please specifically address your plans for expanding your management team and identify the number of additional employees, officers and/or directors you expect to bring on within the next 12 months.

12.   Please provide supporting documentation for the following statement: "We will look to establish revenues immediately after completing our build out which we estimate will be completed in March 2011."

13.   We note the following statements: "During the next twelve months, we plan to satisfy our cash requirements by additional funding from our principal, on which we have survived since our inception. However, we may be unsuccessful in raising additional equity financing, and, thus, be able [sic] to satisfy its cash requirements." Given your statement that the minimum amount required to meet your cash requirements during the next 12 months is $200,000, please identify your principal and disclose whether you have any agreement, written or otherwise, with your principal to provide some or all your cash requirements during the next 12 months. It appears that risk factor disclosure may also be warranted.

Item 4. Security Ownership of Certain Beneficial Owners and Management

14.   Please identify all of the natural persons who exercise voting and/or dispositive power over the shares held by Barton PK, LLC. In this regard, we note that there are two members of Mr. Klamka's family who are also members of Barton PK, LLC who may share voting and/or dispositive power with Mr. Klamka. Please clarify.

15.   Please also identify as of the most recent practicable date all shares beneficially owned by your director(s) and executive officer(s) individually and as a group pursuant to Item 403(b) of Regulation S-K. In this regard, it appears that Mr. Klamka, as the sole officer and director, also beneficially owns 100% of the shares outstanding. Note that where more than one beneficial owner is listed with respect to the same securities, you should include appropriate disclosure, such as by footnote, to avoid confusion.

Item 5. Directors and Executive Officers

Peter Klamka

16.   Please include the disclosure responsive to Item 401 of Regulation S-K. In revising this section, please note the recent adoption of SEC Release No. 33-9089A Proxy Disclosure Enhancements, available on our website at http://www.sec.gov/rules/final/2009/33-9089.pdf.

Item 7. Certain Relationships and Related Transactions and Director Independence

17.   Please provide the information required by Item 407(a) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all questions to Stephani Bouvet at (202) 551-3545 or, in her absence, to me at (202) 551-3457. If you still require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel